Filed by Enterprise Financial Services Corp
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Seacoast Commerce Banc Holdings
SEC Registration Statement No.: 333-

On August 20, 2020, the following communication was sent to employees of Seacoast Commerce Banc Holdings:

Seacoast Commerce Bank Employees:
We are pleased to share a significant and exciting announcement about the future of our bank. Today, we announced that Seacoast Commerce Banc Holdings has entered into an agreement to become part of Enterprise Financial Services Corp, the holding company for Enterprise Bank & Trust.
By way of background, Enterprise is the largest publicly traded community bank headquartered in St. Louis, Missouri. With $8.4 billion in assets, Enterprise operates 34 branch offices in the St. Louis, Kansas City, Phoenix and northern New Mexico metropolitan areas. Additionally, Enterprise offers a wide range of specialized lending expertise including aircraft financing, enterprise value lending, specialized legal services, tax credit services and life insurance premium finance.
We believe that now is the right time to join forces with Enterprise because there is a substantial opportunity for each of us to leverage each other's strengths and more efficiently move toward our shared long-term vision. Our specialty niches complement Enterprise’s business lending focus, in addition to its strong community bank profile. We believe the combined company will have an attractive blend of both specialized and commercial lending with the ability to add specialized low-cost core deposits that are not dependent on a traditional branch network.
To that end, we are excited that Enterprise intends to maintain Seacoast’s SBA Division functioning as it always has with Dave Bartram and Rick Visser continuing their leadership for the combined institutions. In addition, we expect to maintain other essential management and business line leaders to ensure the continued success of the combined organization.
We are incredibly excited about the potential this unlocks for our bank and the combined company going forward. As you learn more details about Enterprise and the proposed merger, I think you will appreciate that we share a common vision, mission and values with Enterprise. Much like us, their culture is built around their people. Enterprise’s mission — guiding people to a lifetime of financial success — goes to their core. You can get to know a lot more about Enterprise by reading the attached document which is an excellent overview of the company and its history.

We believe this merger will help us both achieve our long-term strategic goals, which do not change, sooner than if we remained independent. The way we conduct business, our established processes and the way we work with clients at Seacoast will not change. I am confident Enterprise will honor and preserve the Seacoast legacy as we create our new organization together.

We will share more information and details with you in the days and weeks ahead. In the meantime, I encourage you to watch this video and visit the Enterprise website for additional information about Enterprise. I will also be hosting an employee webcast, and there will be time for Q&A.

Today’s announcement is the culmination of many years of hard work. Thank you for all you do to make our bank successful. I’m excited about what we will accomplish – with Enterprise – as we continue to grow, together.

Rick Sanborn
President & CEO

Forward-Looking Statements

Certain statements contained in this communication may be considered forward-looking statements regarding Enterprise Financial Services Corp ("Enterprise" or "ESFC"), including its wholly-owned subsidiary Enterprise Bank & Trust, Seacoast Commerce Banc Holdings ("SCBH"), including its wholly-owned subsidiary Seacoast Commerce Bank ("Seacoast"), and Enterprise’s proposed acquisition of SCBH and Seacoast. These forward-looking statements may include: statements regarding the acquisition, the consideration payable in connection with the acquisition, and the ability of the parties to consummate the acquisition. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “pro forma” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that EFSC anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, the possibility: that expected benefits of the acquisition may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the acquisition may not be timely completed, if at all; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive transaction agreement; the outcome of any legal proceedings that may be instituted against EFSC or SCBH; that prior to the completion of the acquisition or thereafter, EFSC’s and SCBH’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, SCBH shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; adverse regulatory conditions may be imposed in connection with regulatory approvals of the acquisition; reputational risks and the reaction of the companies’ employees or customers to the transaction; diversion of management time on acquisition-related issues; that the COVID-19 pandemic, including uncertainty and volatility in financial, commodities and other markets, and disruptions to banking and other financial activity, could harm Enterprise and Seacoast's business, financial position and results of operations, and could adversely affect the timing and anticipated benefits of the proposed acquisition; and those factors and risks referenced from time to time in EFSC’s filings with the Securities and Exchange Commission (the “SEC”), including in EFSC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020, and its other filings with the SEC. For any forward-looking statements made in this press release or in any documents, EFSC claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers in this document are used for illustrative purposes only, are not forecasts and may not reflect actual results.
Except to the extent required by applicable law or regulation, each of EFSC and SCBH disclaims any obligation to revise or publicly release any revision or update to any of the forward-looking statements included herein to reflect events or circumstances that occur after the date on which such statements were made.
Additional Information About the Acquisition and Where to Find It

In connection with the proposed acquisition transaction, EFSC will file with the SEC a registration statement on Form S-4 that will include a proxy statement of SCBH, and a prospectus of EFSC, which are jointly referred to as the proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. Shareholders of SCBH are urged to read the registration statement and the proxy statement/prospectus regarding the acquisition when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed acquisition.

The final proxy statement/prospectus will be mailed to SCBH’s shareholders. Investors and security holders will be able to obtain the documents, and any other documents EFSC has filed with the SEC, free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by EFSC will be available free of charge by (1) accessing EFSC’s website at www.enterprisebank.com under the “Investor Relations” link, (2) writing EFSC at 150 North Meramec, Clayton, Missouri 63105, Attention: Investor Relations, or (3) writing SCBH at 11939 Rancho Bernardo Road, Suite 200, San Diego, CA 92128, Attention: Chief Financial Officer.

EFSC and SCBH and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SCBH in connection with the proposed merger. Information about the directors and executive officers of EFSC is set forth in the proxy statement for EFSC’s 2020 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2020 and as amended by supplements to the proxy statement filed with the SEC on March 25, 2020 and April 15, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed acquisition when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.